EXHIBIT 99.3

MAG Silver Reports Third Quarter Financial Results

VANCOUVER, British Columbia, Nov. 13, 2018 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX and NYSE AMERICAN: MAG) (“MAG” or the “Company”) announces the Company’s unaudited financial results for the three and nine months ended September 30, 2018. For details of the September 30, 2018 unaudited condensed interim consolidated Financial Statements and Management's Discussion and Analysis, please see the Company’s filings on SEDAR (www.sedar.com) or on EDGAR (www.sec.gov).

All amounts herein are reported in $000s of United States dollars (“US$”) unless otherwise specified.

HIGHLIGHTS - SEPTEMBER 30, 2018

  5,159 metres of underground development realized in the nine months ended September 30, 2018, accounting for 32% of the total underground development advanced on the Juanicipio Project to date.

  Over 16 kilometres (10 miles) of total underground development at Juanicipio has now been achieved.

  The Company advanced $8,470 to Minera Juanicipio in the quarter ended September 30, 2018, representing its 44% share of a $19,250 cash call to fund ongoing development and exploration expenditures on the property.

  Current project development is focused on:

    advancing three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system;
    excavating and constructing the underground crushing chamber;
    advancing the conveyor ramp to the planned mill site (the box cut for the underground conveyor exit portal is well advanced and approximately 450 metres of the underground conveyor ramp is also complete);
    integrating additional ventilation and other associated underground infrastructure; and, progressing the construction of surface infrastructure facilities.

  Detailed engineering continues for the internal shaft and other mine infrastructure, and mill-site preparation is underway.

  The Joint Venture Partners are currently reviewing an Engineering, Procurement and Construction Management (“EPCM”) agreement for the construction of the process plant and associated surface infrastructure, and an Operator Services agreement which will become effective upon commercial production being achieved.

  Fresnillo recently reiterating production to start-up by mid-2020, and is in discussion with suppliers to order long lead time equipment.

  Exploration drilling continued throughout the quarter and approximately 48 holes representing 46,060 metres of drilling is now complete with assays pending:

    Program designed to convert Inferred Resources in the Deep Zone into Indicated Resources, and to further trace the Deep Zone laterally and to depth; and,
    Program designed to pursue other high priority drill targets within the Juanicipio property on the western extension of the Juanicipio Vein.

  MAG is well funded with cash and cash equivalents totaling $141,776 as at September 30, 2018.

A photo gallery of current progress on the Juanicipio development is available at http://www.magsilver.com/s/PhotoGallery.asp

George Paspalas, President and CEO, commented, “We continue to enjoy watching the consistent advancement of the Juanicipio project.   I encourage our shareholders to visit our website to view pictures of the ongoing development.  The current drill program to flesh out the Valdecañas Deep Zone has been completed and we are starting to work through the results. As always, the joint venture continues to focus on exploring the balance of the property where many highly prospective targets still remain to be drilled. It is worth remembering that the joint venture has only worked on a very small area of the property.”

Juanicipio Project Update

Total Juanicipio Project expenditures incurred and capitalized directly by Minera Juanicipio (on a 100% basis) for the three and nine months ended September 30, 2018 amounted to approximately $11,301 and $29,795 respectively (September 30, 2017: $6,962 and $24,540 respectively).

Underground and other development actively continues on site with emphasis on: developing the three internal spiral footwall ramps at depth to access the full strike length of the Valdecañas Vein system; excavating and constructing the underground crushing chamber; advancing the conveyor ramp to the planned mill site (with the box cut for the underground conveyor exit portal already well advanced); integrating additional ventilation and other associated underground infrastructure, and progressing the construction of surface infrastructure facilities. As well, according to the operator, Fresnillo, discussions with suppliers of long-term delivery equipment and construction contractors have been initiated.

As well, the partners of Minera Juanicipio are currently reviewing a draft EPCM agreement which defines the specific terms by which Fresnillo will oversee the construction of the process plant and associated surface infrastructure. An Operator Services agreement is also under review by the partners which will become effective upon commercial production being achieved.

Drilling of the Deep Zone has continued under the current exploration drill program and the Zone effectively remains open to depth and laterally along its entire strike length in both directions to the Joint Venture boundaries.  Ongoing drilling is designed with the intention to both convert the Inferred Resources included in the 2017 PEA into Indicated Resources, and to further trace the Deep Zone laterally and to depth.

In the quarter ended September 30, 2018, drilling also commenced on the western extension of the Juanicipio Vein as part of the exploration program to pursue other high priority drill targets within the Juanicipio property.

Exploration drilling under the current drill program now totals approximately 46,060 metres of completed drilling with all assays pending.

FINANCIAL RESULTS – THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2018

As at September 30, 2018, the Company had working capital of $141,865 (September 30, 2017: $124,883) including cash and cash equivalents of $141,776 (September 30, 2017: $121,638).  The Company currently has no debt and believes it has sufficient working capital to maintain all of its properties and currently planned programs for a period in excess of the next year.  The Company makes cash advances to Minera Juanicipio as 'cash called' by the operator, Fresnillo, based on approved joint venture budgets. In the three and nine months ended September 30, 2018, the Company funded cash advances to Minera Juanicipio, which combined with MAG's Juanicipio expenditures on its own account, totaled $8,542 and $14,387 respectively (September 30, 2017: $1,690 and $12,534 respectively).

The Company’s net income for the three months ended September 30, 2018 was $597 (September 30, 2017: $786 net loss) or $0.01/share (September 30, 2017: $(0.01)/share). The Company’s net loss for the nine months ended September 30, 2018 was $1,973 (September 30, 2017: $2,420) or $(0.02)/share (September 30, 2017: $(0.03)/share).  The net income in the three months ended September 30, 2018 is primarily because of the recognition of a significant deferred tax recovery of $878 (September 30, 2017: nil).  The deferred tax recovery related to the impact of foreign exchange on Mexican tax attributes (resulting from the Peso strengthening against the $US in quarter).  The deferred tax recovery is a non-cash item and will only materialize once the Company’s exploration properties are developed and in production.

Qualified Person - Unless otherwise specifically noted herein, all scientific or technical information in this news release, including assay results and reserve estimates, if applicable, is based upon information prepared by or under the supervision of, or has been approved by Dr. Peter Megaw, Ph.D., C.P.G., a Certified Professional Geologist who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”).  Dr. Megaw is not independent as he is an officer and a paid consultant of the Company.

About MAG Silver Corp. (www.magsilver.com )
MAG Silver Corp. is a Canadian exploration and development company focused on becoming a top-tier primary silver mining company, by exploring and advancing high-grade, district scale, silver-dominant projects in the Americas. Our principal focus and asset is the Juanicipio Property (44%), being developed in partnership with Fresnillo plc (56%) and is located in the Fresnillo Silver District in Mexico, the world’s premier silver mining camp.  We are presently developing the underground infrastructure on the property, under the operational expertise of our joint venture partner, Fresnillo plc, to support an expected 4,000 tonnes per day mining operation.  As well, we have an expanded exploration program in place investigating other highly prospective targets across the property.  In addition, we continue to work on regaining surface access to our 100% owned Cinco de Mayo property in Mexico while we seek other high grade, district scale opportunities.

On behalf of the Board of
MAG SILVER CORP.

"Larry Taddei"

Chief Financial Officer

For further information on behalf of MAG Silver Corp. Contact Michael J. Curlook, VP Investor Relations and Communications
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 681-0894

Neither the Toronto Stock Exchange nor the NYSE American Stock Exchange have reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian Securities laws. All statements in this release, other than statements of historical facts are forward looking statements, including the anticipated time and capital schedule to production; expectations on the approval of the development of the project; estimated project economics, including but not limited to, mill recoveries, payable metals produced, production rates, payback time, capital and operating and other costs, IRR and mine plan; expected upside from additional exploration; expected capital requirements and adequacy of current working capital for the next year; and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices; changes in expected mineral production performance; unexpected increases in capital costs; exploitation and exploration results; continued availability of capital and financing; differing results and recommendations in the Feasibility Study; and general economic, market or business conditions. In addition, forward-looking statements are subject to various risks, including but not limited to operational risk; political risk; currency risk; capital cost inflation risk; that data is incomplete or inaccurate; the limitations and assumptions within drilling, engineering and socio-economic studies relied upon in preparing the PEA; and market risks. The reader is referred to the Company’s filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements. The Company does not undertake to provide updates to any of the forward-looking statements in this release, except as required by law.

This news release presents certain financial performance measures, including all in sustaining costs (AISC), cash cost and total cash cost that are not recognized measures under IFRS. This data may not be comparable to data presented by other silver producers. The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing comparisons between periods. Non-GAAP financial performance measures should be considered together with other data prepared in accordance with IFRS. This news release contains non-GAAP financial performance measure information for a project under development incorporating information that will vary over time as the project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-GAAP financial performance measures.

Cautionary Note to Investors Concerning Estimates of Indicated Resources

This press release uses the term "Indicated Resources".  MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 - Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of mineral deposits in this category will ever be converted into reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Resources

This press release uses the term "Inferred Resources". MAG advises investors that although this term is recognized and required by Canadian regulations (under National Instrument 43-101 Standards of Disclosure for Mineral Projects), the U.S. Securities and Exchange Commission does not recognize this term. Investors are cautioned not to assume that any part or all of the mineral deposits in this category will ever be converted into reserves. In addition, "Inferred Resources" have a great amount of uncertainty as to their existence, and economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, or economic studies except for Preliminary Assessment as defined under Canadian National Instrument 43-101. Investors are cautioned not to assume that part or all of an Inferred Resource exists, or is economically or legally mineable.

Please Note:
Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the Internet at www.sedar.com and www.sec.gov/edgar/searchedgar/companysearch.html.